UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2004

ThrillTime Entertainment International, Inc.

(Registrant’s name )

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1) Form 53-901F Material Change Report with Schedule A - Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc.., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

January 26, 2004

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT

1.

Reporting Issuer

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

4585 Canada Way

Burnaby, BC  V5G 4L6

Telephone:

(604) 294-8084

Facsimile:

(604) 294-8709

2.

Date of Material Change

January 23, 2004

3.

Press Release

Date of Issuance:

January 26, 2004

Place of Issuance:

Burnaby, British Columbia

4.

Summary of Material Change

The Company announced that it has entered into a Letter of Intent with Crates Thompson Capital, Inc. (CTC) and S&S Worldwide, Inc. (S&S) relating to (a.) an asset purchase transaction whereby 100% of the Company’s US $2.750 million secured loan obligation will be assumed by CTC in exchange for the rights to receive future license, royalty and other fees associated with specific long term license agreement and (b.) a Share Purchase Agreement and Revenue Share Agreement whereby the Company will be entitled to a specified percentage of gross profit generated by S&S on future sales.  These transactions are subject to approval of the Company’s shareholder and the secured lender, acceptance by regulatory authorities, due diligence examination by CTC and S&S, the execution of Definitive Agreements as well as customary closing conditions set out by both parties.  The transactions are scheduled to close on or before April 1, 2004.

5.

Full Description of Material Change

See attached Schedule “A”

6.

Reliance on Section 85(2) of the Act

Not Applicable

7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.

Senior Officers

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change is as follows:

Name:

Ralph Proceviat, President

Bus. Tel:

(604) 294-8084

9.

Statement of Senior Officer

The foregoing accurately disclosed the material change referred to herein.

DATED at Burnaby, British Columbia this 26th day of January, 2004.

“Sherrill Cyr”

Sherrill Cyr, Corporate Secretary

Schedule “A”

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Trading Symbol:  “THL:V”  OTC Bulletin Board Symbol:  “THLL-F”

NEWS RELEASE

ThrillTime Signs Letter of Intent to Sell Its Interests in Skycoaster, Inc.

and Superstar Dragsters, Inc. to Crates Thompson Capital, Inc.

Directors:  Sherrill Cyr,  Frank Deacon,  Ralph Proceviat,  Darrel Taylor

January 26, 2004

ThrillTime Entertainment International Inc. (“ThrillTime”) announced today that it has entered into a Letter of Intent with Crates Thompson Capital, Inc. (“CTC”) of Ft. Worth Texas, relating to the acquisition of certain assets of Skycoaster, Inc. and Superstar Dragsters, Inc. and the subsequent acquisition of 100% of the capital stock of Skycoaster, Inc. (“Skycoaster”) and Superstar Dragstsers, Inc. (“Superstar”) by S&S Worldwide, Inc. (“S&S”).  CTC is private equity investment firm that has made significant investments in the amusement ride industry, including S&S.

The above transactions are subject to the approval of ThrillTime’s shareholders and the secured lender, acceptance by the TSX Venture Exchange, due diligence examination by CTC and S&S, the execution of Definitive Agreements as well as customary closing conditions set out by both parties.

ThrillTime expects to call an extraordinary meeting of its shareholders to consider and approve the transactions in mid-March, 2004.  The information circular in respect of such meeting will be mailed to ThrillTime’s shareholders in February.  The transactions are scheduled to close on or before April 1, 2004.

Details of Transaction

Pursuant to this letter of intent, the execution of the Definitive Agreements and the closing of the transactions, CTC will acquire certain assets and S&S will acquire all of the outstanding shares of Skycoaster, Inc. and Superstar Dragsters, Inc. on the following terms and conditions:

- CTC and ThrillTime will enter into an Asset Purchase Transaction whereby 100% of ThrillTime’s US $2.750 million secured loan obligation will be assumed by CTC. In return, ThrillTime will sell and relinquish 100% of its rights to receive future license, royalty and other fees associated with specific long term license agreements and contracts between Skycoaster and Superstar and their current customers.

-  S&S and ThrillTime will enter into a Share Purchase Agreement and Revenue Share Agreement whereby with the sale of 100% of the common stock of Skycoaster and Superstar held by ThrillTime, ThrillTime will be entitled to the following future cash flows:

-   100% of the gross profits arising out of the potential sale of a Top Eliminator® to a specific customer

-    00% of the gross profits arising out of the potential sale of a Skycoaster® to a specific customer

-   100% of the proceeds from specific accounts receivables owing to ThrillTime and Skycoaster

-   30% of gross profits arising from all future sales of Skycoaster and Superstar amusement rides and any related gross profits from parts, service, training, licensing and royalty income generated from those future sales

-   30% of gross profits, excluding future license, royalty and other fees, arising from the future sale and provision of parts, services and training required to support the Skycoaster and Superstar customer base and license agreements acquired by CTC under the Asset Purchase Transaction.

The Revenue Share Agreement between ThrillTime and S&S is expected to terminate when ThrillTime has earned and has been paid the sum of US $2,950,000 from the sale and provision of Skycoaster and Superstar products and services.

Over the past two years, with the downturn in the US economy and limited ride sales due to lower capital expenditures being made by parks, ThrillTime has been struggling to cover its Skycoaster acquisition debt servicing requirements and as reported in our quarterly and annual filings, has in fact missed several payments. “The elimination of the US $2.750 million secured loan and the other liabilities contemplated with this transaction will immediately strengthen ThrillTime’s financial picture.  Under the Revenue Share Agreement, ThrillTime, as a marketing and sales partner, will continue its involvement in the two businesses and will be entitled to participate in future cash flows without having to incur escalating operating costs such as general liability insurance” says Ralph Proceviat, President of ThrillTime.

“The business relationship is a natural fit in that it brings together two leading ride manufacturers, allows both companies to take advantage of economies of scale, increases the world wide marketing and sales capabilities for both product lines and enables the industry and both sets of customers to benefit from a stronger customer support structure ” said Mr. Proceviat. “From ThrillTime’s shareholders’ perspective, this transaction will allow ThrillTime to continue to focus on its goal of maximizing shareholder value by pursuing more profitable directions and opportunities in the future. We are pleased that the signing of the letter of intent and the ultimate consummation of the transactions with Crates Thompson Capital, Inc. and S&S will lead towards furthering that goal”.

ThrillTime Entertainment International, Inc. is the parent company of Skycoaster, Inc. and Superstar Dragsters, Inc. The Company is in the business of developing, manufacturing and marketing amusement park “thrill rides” including the Skycoaster® and Top Eliminator Dragsters® for destination and regional amusement parks, thrill parks and family fun centers throughout the world.

The S&S group of companies include: S&S Power, the world’s leading manufacturer of tower rides, high speed air launch roller coasters, and other high thrill attractions for the amusement industry; S&S-Arrow, which has one of the largest installed based of steel roller coaster in the industry; S&S-Custom Wooden Coasters, which features several of the top rated wooden roller coasters throughout the world; and, S&S-Entertainment Finance, which participates in revenue sharing agreements with major amusement parks from the operation of attractions.

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

Per: “Ralph Proceviat”

__________________________________

Ralph Proceviat, Chairman and President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein.  Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements concerning the pending transaction with CTC and S&S that are subject to risks and uncertainties that may cause actual results to differ materially.  These forward-looking statements speak only as of the date hereof. The Company disclaims any intent of obligation to update these forward-looking statements.

Company:

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

#322 - 4585 Canada Way, Burnaby, BC  V5G 4L6

Tel:  (604) 294-8084    Facsimile:  (604) 294-8709   Toll Free: (800) 522-2449

Email: info@thrilltime.com     Web site address:  http://www.thrilltime.com